Filed by TradeStation Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Quantum FinTech Acquisition Corporation
Commission File No.: 001-40009

0 Disclaimers Cautionary Statement Regarding Forward - Looking Statements This communication contains forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 19 95, as amended, that reflect TradeStation’s current views with respect to, among other things, the future operations and financial performance of TradeStation. Forward - looking stat ements in this communication may be identified by the use of words such as “anticipating,” “believes,” “can,” “continue,” “continuously,” “enhance,” “expects,” “hope,” “in progres s,” “intends,” “may,” “over time,” “planned,” “seeks,” “should,” “strategic,” “target,” “think,” “try,” “try to,” “will” and similar terms and phrases. Forward - looking statements contained in t his communication include, but are not limited to, statements as to (i) the success of TradeStation’s efforts regarding its revenue growth strategy, including the success of marketing expend itu res and campaigns and approaches, increasing headcount to support its revenue growth strategy and its ability to grow its customer account base generally and the pace at whi ch such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading - related revenue generated, (iii) the success, or lack thereof, of TradeSt ation’s crypto account - opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such acc ounts, (iv) whether TradeStation’s planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive b y c ustomers and customer prospects, or completed timely, or at all, and (v) whether federal fund target interest rates will increase, and if so when, whether the effective interest r ate s will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates increase. The forward - looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future development s a ffecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local econo mic , business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize , o r should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. Factors that could cause actual results to differ may emerge from time to time, and it is not possible to predict all of them. Any forward - looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward - looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. Trademarks, Trade Names and Service Marks This presentation includes trademarks, trade names and service marks that are the property of their respective owners, and ar e protected under applicable intellectual property laws. Proposed Business Combination As previously announced, TradeStation Group, Inc. (the “Company”) and Quantum FinTech Acquisition Corporation (“Quantum”) hav e entered into agreements to effect a business combination (the “Business Combination”). This presentation does not constitute (i) a solicitation of a proxy, consent or aut hor ization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securi tie s of the Company, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requireme nts of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which s uch offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or sec uri ties regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentati on. In connection with the proposed Business Combination between the Company and Quantum, the Company has filed a registration st at ement on Form S - 4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the off er of the securities to be issued to Quantum. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus an d any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about t he Company, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be est ablished for voting on the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Sta tement and other documents containing important information about the Business Combination and the parties to the Business Combination once such documents are filed with the SE C, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 3 360 7, Attention: Investor Relations or by email at IR@qftacorp.com. Quantum and the Company, their respective directors and executive officers and certain investors may be considered participan ts in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum a nd their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of cha rge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum sharehol der s in connection with the proposed Business Combination, including the Company’s directors and executive officers and certain investors, will be contained in the Registr ati on Statement for the Business Combination when available.

0.2 6.0 0 2 4 6 FYE 2012/3 FYE 2021/3 2 Increase Corporate Value of Subsidiaries TradeStation Group (2011 - ) • EBITDA *1 Margin : 26% (FYE Mar 2021) • PMI *2 Actions ： Reinforce management team, rebranding, crypto - related business support. • Group Synergy : Rebuilding in - house backbone system and improving U.S. equity trading services for the Japan segment. (JPY billion) *1 EBITDA = The amount equivalent to operating income + depreciation and amortization cost + interest expense of US segment ( the same hereinafter). *2 PMI (Post Merger Integration): Integration of the subsidiary after M&A and its growth initiative EBITDA 0 JPY +5.8 billion

3-1 TradeStation to go public on the NYSE

MONEX GROUP
Monex Group, Inc.

TradeStation aims to pursue further scale as a growth company, preparing to go public on the New York Stock Exchange, and has started making upfront investments, including marketing initiatives.

Overview

- In November 2021, TradeStation and Monex Group announced that TradeStation aims to provide its innovative trading environment to more customers and rapidly broaden its customer base, looking at the recent expansion in the United States self-directed market as a good opportunity for the next level of growth[*1].
- To secure growth capital necessary for large-scale marketing initiatives and to enhance services, TradeStation has chosen a business combination with a SPAC (a "De-SPAC" transaction) to make TradeStation a publicly traded company listed on a major US stock exchange.
- Pre-money equity valuation of TradeStation of approximately US$1.3 billion (approx.JPY145.0 billion)
- As reflected in TradeStation's results for 3-month and 9-month periods ended Dec. 31, 2021, TradeStation has already begun substantial increased investment in marketing and product enhancement initiatives[*2].

*1 Press release disclosed on Nov. 4, 2021:
https://www.monexgroup.jp/en/news_release/irnews/auto_20211104424167/pdfFile.pdf
*2 Presentation materials disclosed by TradeStation:
https://www.monexgroup.jp/en/investor/main/0111/teaserItems1/0/linkList/02/link/supplementary%20material_20211105_Empowering%20Traders%20to%20Claim%20Their%20Financial%20Edge_EN.pdf

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3-2 TradeStation to go public on the NYSE

MONEX GROUP
Monex Group, Inc.

TradeStation filed a registration statement on Form S-4 with SEC and plans to list on the NYSE; completing a De-SPAC transaction.

Highlights

- Given the opportunity the expansion of the US retail investor population presents for further growth, TradeStation aims to become publicly listed on the NYSE. Its SPAC partner is Quantum FinTech Acquisition Corporation (NYSE: QFTA).
- TradeStation filed a Registration Statement on Form S-4 with SEC on December 23, 2021.
- TradeStation aims to invest in marketing initiatives and product and service improvements to increase customer accounts and customer assets under custody.
- The lead PIPE investor is Galaxy Digital Holdings, one of the world's leading technology-driven financial services and investment management firms.
- TradeStation will strengthen corporate governance in becoming a publicly listed company, including establishing an audit committee consisting of three independent directors after listing.

Transaction Overview

Transaction Structure	TradeStation Newco Sub to merge with Quantum; Quantum to become a wholly-owned subsidiary of TradeStation, and TradeStation to become a publicly-traded company (NYSE: TRDE); currently expected in second calendar quarter of 2022.	
Valuation	Pre-money equity value ascribed to TradeStation is approximately $1.3B*1	
Financing Amount*2	**Total** ・ Quantum FinTech ・ Third-party PIPE including Galaxy Digital ・ Monex Group PIPE	**$326M*3** $201M*4 $75M $50M
Uses	・ Marketing & Additional Headcount ・ Working Capital etc.	$80-100M*5 $160-200M

*1 Comprised of $1,298mm pre-money equity value and net debt as of 6/30/21 of $45mm, comprised of total debt of $228mm and cash of $118mm (and excluding $65mm of firm assets available related to the crypto lending business which are funded with Monex loans). The enterprise value is not subject to any adjustment for changes in net debt. *2 Assumes $10 per share, excluding incentive shares offered to certain PIPE investors, no post-closing change of control and does not include impact of dilution from warrants. In addition, does not include equity plans or compensation. *3 Subject to change in the future. *4 Includes 750,000 shares distributed to non-redeeming public shareholders and assumes no shareholder redemptions. *5 Represents estimated amount, when combined with projected cash from operations, needed to cover increased marketing spend and head count over the three-year period ending March 31, 2024.

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0 20 40 60 80 100 120 140 160 180 200 0 2 4 6 8 10 12 14 16 18 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q Number of total accounts (right) Total client assets* 4 - 2 Growth Strategy of TradeStation (US segment) TradeStation continues to focus on marketing and product enhancements to try to achieve growth of accounts and customer assets under custody. FYE2018 » Brand refresh » Simple pricing FYE2020 » Commission free trading » TradeStation Crypto » YouCanTrade FYE2022 » Marketing acceleration » Crypto IRA FYE2019 » Web API » Account opening process redesign FYE2021 » Crypto API » Crypto Added to TradingView (Accounts: K) FYE3/31/ 2021 FYE3/31/ 2022 FYE3/31/ 2020 FYE3/31 2019 FYE3/31/ 2018 (USD billion) *1 Included in “Accounts” for 3Q FYE 2022 are customer crypto accounts opened through a marketing promotion that began Dec. 20, 202 1 in which TradeStation makes the initial account funding (BTC equal to USD $10.00). *2 Customers’ Assets under custody include the balance of foreign stocks and some deposits of held by Monex, Inc. and Asia - Pacif ic Segment. 3

4 Highlights 2Q of FYE Mar. 2022 (3 months) 1/4 Japan US TradeStation announced the proposed De - SPAC and began implementation of marketing initiatives and increased headcount aimed at expanding the customer base. Segment loss* was ¥2.1B . Crypto Asset Asia Pacific Investment * Segment profit / loss represents quarterly profit before income taxes

■ Brokerage commissions ( - 1,316) *1 ■ Net financial income (+2,286) ■ Others ( - 2,248) YoY Comparison (9 months) Analysis: Operating Revenue (USD) US : Total operating revenue increased YoY due to a slight increase in commissions revenue driven by account growth, despite a significant YoY drop in volatility (VIX), and higher net interest income, driven by securities lending and crypto lending. Total operating revenue after deducting financial expenses and cost of sales +2.1% (+3,212) (USD thousand) ■ Total operating revenue after deducting financial expenses and cost of sales *1 VIX daily average YoY: 28.6 → 18.5 DARTs (Daily Average Revenue Trades): - 2% Total accounts: 131K → 179K (+36%) ■ Other commissions (+4,489) *1 * Figures in parentheses indicate the variance from the previous year (USD thousand) [reflects comparison of results for 9 months ended Dec 31 YoY] 5 74,584 73,268 43,126 47,615 26,668 28,954 7,318 5,070 151,695 154,907 0 50,000 100,000 150,000 200,000 2021/3 3Q 2022/3 3Q

■ Compensation and benefits (+14,388) *2 ■ Commissions paid and association dues (+801) ■ Communication, freight and information expenses (+1,258) ■ Others (+12,511) *1 ■ Amortization and depreciation (+187) ■ Advertising expenses （ +27,646 ） YoY Comparison ( 9 months ) Analysis: SG&A (USD) U S : Advertising and compensation & benefits increased YoY due to implementation of account growth strategy and product initiatives. Professional fees increased in connection with the De - SPAC. SG&A Total +42.2% (+56,790) (USD thousand) ■ SG&A * Figures in parentheses indicate the variance from the previous year (USD thousand) [reflects comparison of results for 9 months ended Dec 31 YoY] *1 Professional fees +$8.6M *2 Number of employees +203 (Dec 31, 2020 vs Dec 31, 2021 ） 6 51,489 65,878 25,349 26,150 10,416 11,673 17,022 17,209 11,949 39,595 18,438 30,949 134,664 191,454 0 50,000 100,000 150,000 200,000 2021/3 3Q 2022/3 3Q

* Figures in parenthesis reflect the variance from previous quarter (USD thousand) ■ Brokerage commissions (+933) *1 ■ Others ( - 275) ■ Other commissions (+983) *1 QoQ Comparison (3 months) Analysis: Operating Revenue (USD) Quarterly total operating revenue after deducting financial expenses and cost of sales +7.8% （ +3,841 ） ■ Quarterly total operating revenue after deducting financial expenses and cost of sales (USD thousand) *1 VIX Daily Average QoQ : 18.3 → 19.3 DARTs +6% ■ Net financial income (+2,200) US : Net financial income increased by 26% driven by securities lending and crypto lending. Commissions revenue increased due to higher VIX and account growth. 7

QoQ Comparison (3 months) Analysis: SG&A (USD) US : Advertising expenses increased due to increased marketing to acquire new accounts. Compensation and benefits increased due to an increase in headcount to support marketing and product development. ■ Compensation and benefits (+2,129) *1 ■ Commissions paid and association dues ( - 172) ■ Communication, freight and information expenses ( - 48) ■ Others (+685) ■ Amortization and depreciation ( - 401) ■ Advertising expenses (+11,544) * Figures in parenthesis reflect the variance from previous quarter (USD thousand) Quarterly SG&A +22.2% (+13,737) ■ Quarterly SG&A (USD thousand) *1 Number of employees +41 8 17,466 20,589 20,245 21,752 23,881 8,103 9,346 8,911 8,706 8,533 3,740 3,718 3,922 3,899 3,851 5,758 5,831 5,929 5,840 5,439 4,318 5,446 5,730 11,160 22,705 5,968 6,402 9,039 10,613 11,297 45,354 51,332 53,776 61,970 75,707 0 20,000 40,000 60,000 80,000 2021/3 3Q 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q

Business Update US Segment 1/4 Strong year - over - year growth in total accounts and customer assets under custody. 9 • DARTs declined YoY due to COVID - driven elevated trading of the prior year, but increased by 6% sequentially • VIX closing average for fiscal third quarter declined by 35% from prior year and increased by 5% sequentially. • Mix of DARTs shifted YoY with higher futures and options trading, as a percent of total, and lower equities Account Additions & Client Assets DARTs and VIX • Total accounts * 1 : 179k ( + 36% YoY) • Total customer assets *2 : $ 12.3B ( +33% YoY) • Crypto accounts have grown to 9% of total accounts at Dec 31, 2021 from less than 2% at Dec 31, 2020 0% 1% 2% 3% 4% 5% 6% 0 50 100 150 200 # of accounts by asset class and monthly account growth percentage Equities Futures Crypto MoM growth (%) ($Thousand) ($Thousand) *1 Included in “total accounts” for Dec. 2021 are customer crypto accounts opened through a marketing promotion that began Dec. 20, 2021 in which TradeStation makes the initial account funding (BTC equal to USD $10.00). Crypto accounts opened under this promotion were 4,950, or 87%, of the total crypto accounts opened in Dec. 2021. *2 Customers’ Assets under custody include the balance of foreign stocks and some deposits of held by Monex, Inc. and Asia - Pacific Segment. 0 10 20 30 40 0 50 100 150 200 250 300 2021/3 1Q 2021/3 2Q 2021/3 3Q 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q DARTs by asset class and VIX Equities Options Futures Crypto VIX(right)

Business Update US Segment 2/4 Commission revenue growth reflects TradeStation’s account growth. • Total brokerage revenue*1 was $38.9M in 3Q. • Brokerage commission revenue growth YoY was driven by higher futures and options revenue. （ $Million ） Commission Revenue • Growth of total customer assets expands interest income through margin lending, securities and crypto asset lending, and interest earned on customer cash under custody. • Interest income is strongly correlated to short - term interest rates. If the federal funds target rate increases over the 2022 calendar year as many are anticipating, TradeStation expects increased net interest income with respect to the investment of customer cash. Interest Income （ $Million ） *1 Brokerage revenue includes payment - for - order - flow (PFOF). *2 Equities revenue includes commissions and fees received for eq uities and mutual fund transactions, which includes PFOF received for customer equities trades. *3 Options revenue includes commissions and fees received for options transactions, which includes PFO F received for customer options trades. 10 0 2 4 6 8 10 12 2021/3 3Q 2021/3 4Q 2022/3 1Q 2022/3 2Q 2022/3 3Q Interest Income Customer cash under custody Margin use Securities lending Crypto asset lending

Business Update US Segment 3/4

MONEX GROUP
Monex Group, Inc.

TradeStation positions itself to attract an expanding market of self-directed investors.

TradeStation's Pillars for Growth



Award-Winning Suite of Trader and Investor Products

- TradeStation Rated #1 or "Best in Class" six times in StockBrokers.com's 2022 Online Broker Review for:
  - Platform & Tools
  - Active Trading
  - Options Trading
  - Futures Trading
  - Crypto Technology
  - Commissions & Fees

AM20

- 2022 Best Online Broker for Stock Trading Platform and Research in Nerd Wallet's 2022 Best-of Awards

Expanding Customer Base of Experienced and New Traders

- Demographic wave of Millennials and Gen-Z investors, coupled with increased interest in self-directed investing, is leading to an expanding addressable market

Differentiated Positioning in the Market

- Multi-asset platform for Equities, Options, Futures and Crypto trading
- Self-clearing online brokerage
- Education & Social Community
- Adaptive technology accessible on desktop, Web and mobile
- Advanced API Technology

Well-Defined Marketing and Product Strategy

Marketing

- Investments in brand awareness and performance marketing channels designed to drive efficient account acquisition

Product Initiatives

- Enhance user experience
- Advance Crypto offering
- Expand API as B2B and B2C Opportunity

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Business Update US Segment 4/4

MONEX GROUP
Monex Group, Inc.

To broaden its appeal, TradeStation seeks to enhance its extensive suite of products by leveraging its advanced technology and deep operational expertise.

Recent Product Releases

Crypto Individual Retirement Account (IRA)

- Starting in December 2021, U.S. customers can trade cryptocurrencies in tax-advantaged accounts

Micro ETH Futures

- Introduced CME's Micro Ether futures contracts, which create lower capital entry points for customers seeking access to cryptocurrency futures markets

Crypto FIX API

- Allows businesses to connect with TradeStation Crypto through the Financial Information eXchange (FIX) protocol

Simplified Portfolio & Balances View

- Extensive customer input, research and testing led to simplified presentation with supporting information icons to help investors understand terminology



Expected Enhancements

Brokerage

- Further Simplify User Experience
- Integrate More Education Content to Support Customer Engagement
- Enhance Peer-to-Peer Community

Crypto

- Native Integration with TradeStation Apps
- New Cryptocurrencies

Strategic Alliances

- Account Opening API
- Account Funding API

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